Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,
	2011		2010		2011		2010
Earnings:
Income (loss) before income taxes	$16.5		$(35.3)		$26.7		$(149.5)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.3)		(0.3)		0.3		(0.5)
Fixed charges	33.9		41.7		73.7		83.8
Earnings	$50.1		$6.1		$100.7		$(66.2)
Fixed charges:
Interest expense, including debt discount amortization	$27.9		$35.4		$56.1		$71.3
Amortization/writeoff of debt issuance costs	1.6		1.7		9.5		3.3
Portion of rental expense representative of interest factor (assumed to be 33%)	4.4		4.6		8.1		9.2
Fixed charges	$33.9		$41.7		$73.7		$83.8
Ratio of earnings to fixed charges	1.5	x	—	(1)	1.4	x	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$—		$35.6		$—		$150.0
(1) Less than 1.0x